EXHIBIT 99.4
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
UK North sea: major success of appraisal of West Franklin
Paris, September 9, 2008 — Total has announced today a significant increase in the potential of the West Franklin field in the Central Graben Area of the UK North Sea, following the drilling of the West Franklin B appraisal well.
The West Franklin field is located in Blocks 29/5b and 29/4d, approximately 240 kilometres east of Aberdeen and 4 kilometres west of the Franklin wellhead platform, from where it was drilled. Total is the operator (35.784%) and is now considering options for the next phases of development of the field, all of which will maximise synergies with existing Elgin Franklin facilities.
West Franklin, which exports via Total’s Elgin/Franklin installations, was discovered in 2003 and brought into production in 2007. It is the deepest high pressure/high temperature (HP/HT) development to date in the UK Continental Shelf (UKCS).
The West Franklin well encountered a very good quality Upper Jurassic reservoir and was tested with a rate of 985,000 standard cubic metres per day (m3/d) of gas and 314 standard m3/d of condensates on a 26/64” choke. It is currently producing at a rate of 2.6 million standard m3/d.
West Franklin is currently producing 20,000 barrels of oil equivalent per day, and is expected to produce 45,000 barrels of oil equivalent per day. Ultimate resources have been significantly increased and are now estimated at close to 200 million barrels of oil equivalent with additional drilling.
Following on from the recent success of the Jura development and the Islay discovery, West Franklin B will help to further extend the productive life of the UK North Sea and cement Total’s presence on the UKCS.
Total operates the Elgin/Franklin fields and the West Franklin field on behalf of partners Elgin Franklin Oil & gas (Total E&P UK Ltd, 35.784%; GDF SUEZ, 10.389%), Eni UK Limited, BG Group, Eon Ruhrgas UK North Sea Ltd, Chevron, ExxonMobil, Dyas and Oranje-Nassau.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Exploration and Production in the United Kingdom
Total is one of the leading oil and gas producers on the UK Continental Shelf, with equity production of more than 260,000 barrels of oil equivalent per day in 2007. It continues to invest heavily and remains committed to the UK North Sea, and recently brought on stream the Jura field. Based in Aberdeen, Scotland, the company owns and operates a cluster of fields in the Alwyn Area of the northern North Sea, the Elgin and Franklin fields in the Central North Sea and the Otter field northeast of Shetland. The Company also operates the St. Fergus gas terminal and a gas transportation system, and has interests in a number of non-operated fields. Total also holds interests in the West of Shetland area where it is finalizing the development studies of the Laggan/ Tormore gas discoveries.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.